                                                               Exhibit (a)(7)

For Immediate Release
Contacts:     Dirk Koerber        (310) 888-2575 (Western Atlas)
         Donald Rowley       (319) 369-3250 (Norand)
         Keith Everett       (206) 348-2686 (Intermec)

Western Atlas Acquisition of Norand
Creates A Leader in
High-Growth Data Collection
and Mobile Computing Industries

    BEVERLY HILLS, Calif./CEDAR RAPIDS, Iowa - January 22, 1997 - Western Atlas Inc. (NYSE: WAI) and Norand Corporation (NASDAQ: NRND) announced today that the companies have entered into a definitive agreement under which Western Atlas will acquire Norand Corporation, a designer and developer of mobile computing systems and wireless data communications networks. The acquisition has been unanimously approved by the Boards of Directors of both companies.

    When completed, this acquisition will further strengthen the position of Western Atlas' Seattle-based Intermec division in the automated data collection
(ADC) and mobile computing solutions industry.

    Under the agreement, Western Atlas will offer $33.50 per share for all 7.8 million shares of Norand common stock outstanding through a cash tender offer. The offer will be subject to receipt of a majority of the common stock of Norand and satisfaction of Hart-Scott-Rodino and other customary approvals and requirements.

    "This acquisition will establish Western Atlas--through its Intermec division -- as the company with the broadest technology range and most extensive distribution network in the industrial automated data collection and mobile computing solutions industry. The combined company will offer superior value and solutions to its customers," said Alton J. Brann, Chairman and CEO of Western Atlas. "The overall ADC industry has shown consistent annual growth rates of 12 to 17 percent."

    Norand's strong positions in wireless technology, pen-based systems, and in inventory tracking, route accounting and mobile computing solutions for the transportation, car rental, automotive and food/beverage industries, directly complement Intermec's expertise in rugged ADC systems for the industrial, government and distribution industries. Customers for all these applications increasingly are requiring the integration of products and services that the two organizations provide.

    "This is a combination of two companies with complementary technologies, distribution channels and application know-how," Brann continued. "Both sales organizations will benefit from a broader range of products and services, while the resulting larger production runs should generate economies of scale and major cost advantages. The acquisition is expected to be nondilutive to earnings in 1997 and additive to cash flow. These positive impacts will accelerate as we go forward."

    Norand's Chairman and CEO, N. Robert Hammer, said, "The merger of our company with Intermec combines two leaders in the global ADC industry that have complementary product and service lines, and this provides the base for excellent long-term growth. We fully support this transaction with Western Atlas.

    Brann added, "The acquisition represents an outstanding opportunity and it is adding to our growing information technology activities in the energy and industrial fields. Western Atlas is well on its way toward creating the prototype for a fast-growing global 'solutions' company whose success is based on information and systems integration technology."

    Norand's mobile computing systems and wireless data networks use radio frequency (RF) technology to automate the collection, processing and communication of information. Major products used in the systems solutions are hand-held computers, including pen-based units, radio-frequency terminals and communication networks. Over the past few years, Norand has invested heavily to move from a product orientation to an integrated systems solution provider in mobile data collection, and has established one of the premier application engineering capabilities in the industry.

    "The timing of this acquisition is excellent," said Michael Ohanian, a Western Atlas Vice President and President of Intermec. "Intermec already is an important supplier of automated data collection systems for industrial applications. Together with Norand, we will have the product offering, market-specific applications experience, and sales and service capability to become the leader in ADC for the emerging global logistics automation marketplace. We expect to build significantly on this foundation."

    Western Atlas, headquartered in Beverly Hills, California, is a global supplier of oilfield information services and industrial automation systems with annual revenues of more that $2.5 billion.

    Norand designs, manufactures and markets mobile computing systems and wireless data communications networks using radio frequency technology. NORAND-Registered Trademark- systems allow businesses worldwide to apply information technology to industrial and field automation settings. Typical applications include route accounting, field-sales automation, and inventory database management in manufacturing, warehouse and retail settings. Norand and its partners provide hardware, application software, systems integration and support to thousands of customers in dozens of industries to improve accountability, productivity and management control. Corporate offices are at 550 Second Street Southeast in Cedar Rapids, Iowa. Norand's World Wide Web home page is located at http://www.norand.com.


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